Exhibit 99.1

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   UNDERTAKING

Registrant undertakes to make  available,  in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish  promptly,  when  requested to do so by the Commission staff,  information relating to:

the securities registered pursuant to Form 40-F;
the securities in relation to which the obligation to file an  annual  report  on  Form  40-F  arises;
or  transactions in said securities.

B.   CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.